UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                            Pacific Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   69488P-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Michael Muellerleile, 4100 Newport Place Street, Suite 830, Newport Beach,
                                    CA 92660
                                 (949) 250-8655
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 28,2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69488P-10-0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Roderick Cabahug
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power     1,500,000
  NUMBER OF                               ---------
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power         0
 OWNED BY                                      ---
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power    1,500,000
   PERSON                                     ---------
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power     0
                                                ---
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,500,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     11.61%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
---------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

ITEM 2. IDENTITY AND BACKGROUND
--------------------------------

     (a) Name:                                  Roderick Cabahug

     (b) Business address:                      26586 Guadiana
                                                Mission Viejo, California 92691

     (c) Present Principal Occupation:          President of Pacific Technology,
                                                Inc., whose address is shown in
                                                Item 2(b)

     (d) Disclosure of Criminal Proceedings:    Mr. Cabahug has not been
                                                convicted in any criminal
                                                proceeding at any time.

     (e) Disclosure of Civil Proceedings:       Mr. Cabahug has not been subject
                                                to any judgment, decree or final
                                                order enjoining violations of or
                                                prohibiting or mandating
                                                activities subject to federal
                                                or state securities laws or
                                                finding any violations with
                                                respect to such laws.

     (f) Citizenship.                           Mr. Cabahug is a citizen of the
                                                United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Cabahug received 1,500,000 shares of the Issuer's common stock in exchange for his 500,000 shares of Pacific Technology, Inc. a Nevada corporation pursuant to a share exchange agreement dated March 28, 2003.

ITEM 4. PURPOSE OF TRANSACTION
-------------------------------

Mr. Cabahug acquired 1,500,000 shares as a personal investment and to express his personal economic commitment to the Issuer. On March 28, 2003, Mr. Cabahug was appointed President and as a director of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Cabahug beneficially owns a total of 1,500,000 shares of the Issuer's common stock as follows:

 (a) Mr. Cabahug directly and personally owns 1,500,000 shares of the Issuer's common stock which comprises 11.61% of the issuer's total issued and outstanding shares.

 (b) Mr. Cabahug has sole voting and dispositive power as the 1,500,000 shares he owns directly.

 (c) None.

 (d) Not Applicable.

 (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 2, 2003
-----------------------------
Date

/s/ Roderick Cabahug
-----------------------------
Roderick Cabahug




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)